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U
SECURITIES AN 05039176
Wash

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SEC FILE NUMBER 8-36943

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2005

DIVISION OF MARKET REGULATION

Independent Auditors' Report

The Shareholder and Board of Directors
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of FNB Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of First National Bank and Trust Company of the Treasure Coast) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. at December 31, 2004, in the form prescribed by the Securities Exchange Commission and, in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

January 28, 2005

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
First National Bank and Trust Company of the
Treasure Coast)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	94,366
Commissions receivable		154,077
Investment in money market funds, at fair value		1,933,415
Investments – other, at fair value		70,850
Furniture and equipment, net		2,579
Deposits		50,000
Other assets		8,327
Total assets	$	2,313,614

Liabilities and Shareholder's Equity

Liabilities:		
Due to Parent	$	76,601
Accounts payable and accrued expenses		79,453
Total liabilities		156,054
Shareholder's equity:		
Common stock, par value $1 per share. Authorized 10,000 shares; issued and outstanding 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		2,089,729
Total shareholder's equity		2,157,560
Total liabilities and shareholder's equity	$	2,313,614

See accompanying notes to statement of financial condition.

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
First National Bank and Trust Company of the
Treasure Coast)

Notes to Statement of Financial Condition

December 31, 2004

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

FNB Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of First National Bank and Trust Company of the Treasure Coast (the Parent) and was organized on October 31, 1986. The Company began operations on February 27, 1987.

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company are maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

The Company performed a self-assessment of mutual fund breakpoint discounts in accordance with general NASD direction issued to its membership. No significant mutual fund breakpoint issues were discovered by the assessment.

(b) Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required the use of certain estimates by management in determining the Company's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. A specific area, among others, requiring the application of management's estimates includes the valuation of investment securities. Actual results could differ from those estimates.

(c) Securities Transactions

Securities transactions, commission income, and related expenses are recorded on a trade-date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

(d) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values due to the short-term maturity of these instruments. Cash, commissions receivable, deposits, accounts payable, and accrued expenses are reflected in the financial statements at cost, which approximates fair value due to the short-term nature of these accounts. Investments are carried at fair value.

(e) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(f) ***Investments***

Investments are classified as trading and are reflected at fair value with the resulting unrealized gains or losses reflected in investment income in the statement of operations.

(g) ***Furniture and Equipment***

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-tine method over the estimated useful lives of the assets, which range from three to seven years.

(h) ***Income Taxes***

The Company's operations are included in the consolidated income tax return of the Parent. The Company provides for income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded.

(2) Investments

Investments in money market funds consist of the following as of December 31, 2004:

Goldman Sachs FST Federal Fund	$	1,560,846
Fidelity Florida Muncipal Money Market		368,778
Eaton Vance Prime Rate Reserves		3,791
	$	1,933,415

At December 31, 2004, the Company held an equity investment in The Nasdaq Stock Market, Inc., and warrants of the National Association of Securities Dealers. The total value of the investment has an estimated fair value of $70,850.

(3) Furniture and Equipment

Furniture and equipment was comprised of the following at December 31, 2004:

Furniture and other office equipment	$	204,962
Less accumulated depreciation		(202,383)
	$	2,579

(4) Related-Party Transactions

In addition to the tax allocation agreement discussed in note 1, the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll, and accounting

(Continued)

services and are paid monthly. The amount due to the Parent of $76,601 at December 31, 2004 relates to the current year's income tax expense. The Company maintains substantially all of its cash in banking accounts with the Parent.

The Company participates in the Parent's profit-sharing plans which covers substantially all employees after one year of service including a matching benefit feature for employees electing to defer the elective portion of their profit-sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan.

(5) Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the statement of income any losses resulting from failed settlements. At December 31, 2004, the Company had no exposure for failed settlements.

Securities transactions with other broker-dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2004, the Company had regulatory net capital of $1,912,997, an excess of $1,662,997 over the required minimum net capital of $250,000. At December 31, 2004, the Company's percentage of aggregate indebtedness to net capital was 8%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.